EXHIBIT 14b

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this combined Prospectus/Proxy Statement and Statement of Additional Information constituting parts of this Registration Statement of DWS Balanced Fund on Form N-14 (“Registration Statement”) of our report dated May 23, 2008, relating to the financial statements and financial highlights which appears in the March 31, 2008 Annual Report to Shareholders of DWS Value Builder Fund, Inc. which is also incorporated by reference into this Registration Statement.  We also consent to the references to us under the headings “Independent Registered Public Accounting Firm (“Auditor”)”, and in Exhibit A “Form of Agreement and Plan of Reorganization” under the heading “Representations and Warranties”, all in such Registration Statement.

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 2, 2009